

Mail Stop 3720

October 19, 2009

Mr. Handong Cheng
Chief Executive Officer
Chinanet Online Holdings, Inc.
No.3 Min Zhuang Road, Building 6
Yu Quan Hui Gu Tuspark, Haidian District
Beijing, PRC 100195

> **Re: Chinanet Online Holdings, Inc.**
> **Form S-1**
> **Filed September 22, 2009**
> **File No. 333-162038**

Dear Mr. Cheng:

We have limited our review of your filing to those items addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering a significant number of your outstanding shares for resale. Due to the significant number of shares being registered, it appears that this may be an indirect primary offering by the company. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule

415(a)(4). If the offering is a primary offering, you must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters.

If you disagree with our analysis, please provide us with a detailed legal analysis as to why this offering should be regarded as a secondary offering. This analysis should include the following among any other relevant factors:

- The total number of shares being registered as a percentage of shares outstanding held by non-affiliates, as well as the number of shares being registered on behalf of each selling shareholders as a percentage of shares outstanding held by non-affiliates;

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

- An explanation of the relationship between the company and each of the selling shareholders;

- Any relationships among any of the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholders for the securities (excluding amounts of proceeds that were returned or will be returned to the selling shareholders and/or their affiliates in fees or other payments); and

- The discount at which the shareholders will purchase the common stock underlying the warrants and preferred stock upon conversion or exercise.

Summary, page 1

2. Disclose that the number of shares being registered represent ___% of your shares currently outstanding and __% of your shares held by non-affiliates.

3. Disclose the total dollar value of the securities underlying the preferred stock and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and a recent market price per share for those securities).

Recent Developments, page 2

4. Clarify whether the shares of common stock put in escrow pursuant to this transaction are the common shares underlying the warrants or the preferred stock.

Use of Proceeds, page 21

5. Please clarify the circumstances in which the warrants would be exercised by cashless exercise.

Selling Stockholders, page 70

6. We note your disclosure that TriPoint Global, Paul Hickey, Greg Freihofner, Chatsworth Securities, LLC, Michael S. Dimeo, and Syndicated Capital, Inc. are broker-dealers or affiliated with broker-dealers. Please separately identify which person or entity is a broker-dealer and which person or entity is an affiliate of a broker-dealer. For each person or entity that is a broker-dealer, revise to disclose that it is an underwriter of the shares it is offering.

7. Please revise your disclosure to provide the percentage of shares of common stock beneficially owned by each selling shareholder prior to the offering.

8. If the exercise price of the warrants or conversion price of the preferred stock represents a discount to the market price per share of your common stock on the date of sale, please disclose the total possible profit the selling shareholders could realize as a result of any conversion or exercise discount in a table with the following information disclosed in separate columns or rows:

    - the market price per share of the securities underlying the preferred stock and warrants on the dates of the sales of the preferred stock and warrants;

    - the conversion/exercise price per share of the underlying securities on the date of the sale of the preferred stock and warrants, calculated by using the price per share established in the preferred stock and warrants;

    - the combined market price of the total number of shares underlying the preferred stock and warrants, calculated by using the market price per share on the date of the sale of the preferred stock and warrants and the total possible shares underlying the preferred stock and warrants;

    - the total possible shares the selling shareholders may receive and the combined conversion/exercise price of the total number of shares underlying the preferred stock and warrants calculated by using the conversion/exercise price on the date of the sale of the preferred stock and warrants and the total possible number of shares the selling shareholders may receive; and

    - the total possible discount to the market price as of the date of the sale of the preferred stock and warrants, calculated by subtracting the total conversion/exercise price on the date of the sale of the preferred stock and warrants from the combined market price of the total number of shares underlying the preferred stock and warrants on that date.

9. If applicable, please disclose the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other company securities that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed in separate columns or rows:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

  - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

  - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion/exercise price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

10. Disclose in a table all prior securities transactions between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction; and

- the current market price per share of the class of securities subject to the transaction.

11. Disclose whether – based on information obtained from the selling shareholders – any of the preferred stock or warrant holders that are selling shareholders have an existing short position in your common stock and, if any of the selling shareholders have an existing short position in your stock, the following additional information:

- the date on which each such selling shareholder entered into that short position; and

- the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the preferred stock and warrant transactions and the filing of the registration statement.

12. Provide the following information:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transactions (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the preferred stock and warrants; and

- copies of all agreements between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the preferred stock and warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

*   *   *   *

Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Paul Fischer, Attorney-Advisor at (202) 551-3415 with any other questions.

Sincerely,

/s Paul Fischer, for

Larry Spirgel
Assistant Director

Cc: Mitchell S. Nussbaum
Via facsimile